LAZARD RETIREMENT SERIES, INC.

                        AGREEMENT PURSUANT TO RULE 22c-2


This Agreement is entered into as of the date indicated below, by and between Lazard Asset Management Securities LLC (Fund Agent') and the counterparty signing below ("Intermediary"), acting on behalf of its separate accounts that use a portfolio of Lazard Retirement Series, Inc. (the "Fund") as an underlying investment medium, pursuant to Rule 22c2 (the "Rule") under the Investment Company Act of 1940, as amended, Capitalized terms not otherwise defined are defined in Section 3 of this Agreement.

The terms and conditions of this Agreement are as follows:

1.                         Shareholder Information.

(a) Agreement to Provide Information. Intermediary agrees to provide the Fund, upon written request (which may include electronic writings and facsimile transmissions, a "Request"), the taxpayer identification number (the "TIN"), it known, of any or all Shareholder(s) who have purchased, redeemed, transferred or exchanged Fund shares ("Shares") held through an account with Intermediary (an "Account") during the period covered by the Request and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or Account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares.

(i) Period Covered by Request. Requests must set forth a specific period, not to exceed 180 days from the date of the Request for which transaction information is sought. The Fund may request transaction information older than 180 days from the date of the Request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of its Shares.

(ii) Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than 10 business days after receipt of a Request. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Report Format, or any other format acceptable to the Fund.

(iii) Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of Intermediary.

         (b) Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund (which may include electronic writings and facsimile transmissions) to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions in Shares (directly or indirectly through an Account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of its Shares.

(i) Form of Instructions. Instructions must include the TIN, if known, and the specific restrictions(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

(ii) Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by Intermediary.

(iii) Confirmation by Intermediary. Intermediary agrees to provide written confirmation to the Fund as soon as reasonably practicable that instructions have been executed, but not later than 10 business days after the instructions have been executed.

2.                         Share Holdings Through Indirect Intermediaries.
                           Intermediary will use best efforts to determine, promptly upon the request of the Fund, but not later than five business days after receipt of the Request by Intermediary, whether any other person that holds Shares through Intermediary is an "indirect intermediary" as defined in the Rule ("Indirect Intermediary") and, upon further request from the
                           Fund:

         (a) provide (or arrange to have provided) the identification and transaction information set forth in Section 1(a) of this Agreement regarding a Shareholder who hold Shares through the Indirect Intermediary; or

         (b) restrict or prohibit the indirect intermediary from purchasing Shares on behalf of itself or other persons.

3. Definitions. For purposes of this paragraph:

         (a) The term "Fund includes not only Lazard Retirement Series, Inc., but also Fund Agent, as distributor of its Shares, and the transfer agent of Shares, each acting on behalf of Lazard Retirement Series. Inc.

         (b) The term "Shareholder" means any person that is a party to a variable annuity or variable life insurance contract with the Insurance Company that uses a portfolio of the Fund as an underlying investment medium.

4. Term. This Agreement will remain in effect so long as Intermediary is deemed to be a "financial intermediary" (as defined in the Rule) with respect to Lazard Retirement Series, Inc.

5.       Other Agreements; Amendments.

         (a) Except as modified herein, all other agreements between Fund Agent and Intermediary remain in full force and effect; provided, however, that in the event of any conflict between the provisions of this Agreement and any such other agreements, the relevant provisions of this Agreement shall control.

         (b) No modification or waiver of any provisions of this Agreement will be binding unless in writing and executed by the party to be bound thereby.

6. No Agency. Nothing in this Agreement shall be construed to establish a joint venture between Fund Agent and Intermediary or establish either as an agent, partner or employee of the other.

7. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to conflict of laws principles.



                                             Very truly yours,
                                             [NAME OF INSURANCE COMPANY],
                                             on behalf of its separate
                                             accounts that use a portfolio
                                             of the Fund as an underlying
                                             investment medium



                                         By:
                                             --------------------------
                                             Name:
                                             Title:



Date:  __________________________


Please return two signed copies of this Agreement to Lazard Asset Management Securities LLC, and one fully executed copy will be returned.


                                              Accepted:
                                              LAZARD ASSET MANAGEMENT
                                                 SECURITIES LLC



                                         By:
                                             --------------------------
                                             Name:
                                             Title: